May 8, 2009

Attn: Mr. Robert S. Littlepage Jr
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Littlepage,

We are writing in response to the two matters raised in a telephone conference call between Corus’s management and SEC Staff that took place on Thursday, March 26, 2009.

Broadcast licenses

During the call of March 26, SEC Staff indicated to us that they would like to receive more information concerning our justification of the broadcast license valuation methodology that we used in the fiscal 2008 annual impairment test of these intangible assets.

We have used a direct approach in assigning value to broadcast licenses acquired in all business combinations since the inception of Corus in 1999 and have historically viewed broadcast licenses as separately identifiable intangible assets that need to be valued independently of goodwill when applying purchase accounting.  Accordingly, we have always complied with the requirements in EITF Topic D-108 of September 2004, stipulating that only goodwill could be assigned a share of a purchase price using a residual form of allocation. Substantially all of our total identifiable intangible balances at August 31, 2008 were acquired prior to the effective dates of SFAS 141 and EITF D-108.

Similarly, we have consistently used a direct method when testing for impairment in broadcast licenses.  In particular, we use a type of income approach commonly referred to as the “relief-from-royalty” or “avoided royalty” method.  In our particular instance, we consider this to be more appropriately described as an “avoidance of economic rent” approach.  The relief-from-royalty method is a valuation method that is commonly used for the valuation of certain types of commercial intangibles for various purposes.

The basic tenet of the relief-from-royalty method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments.  We believe that the decision by the Canadian government to forego the opportunity of extracting compensation for the grant of a right to use the spectrum asset or otherwise engage in a regulated communications business in Canada makes it appropriate to consider an avoided royalty as a source of value1.  In coming to this conclusion, we consider that the power over the use of spectrum is analogous to the rights that the government holds and grants to private entities for things like mineral resources, oil and gas reserves, timber cutting rights and the like.  Private sector parties granted rights to exploit these resources most commonly pay a royalty, or economic rent, to the government at some rate on the market value of the extracted product.

1 The Canadian radio and television licensing regime is governed by the Broadcasting Act, R.S.C. 1985, cB-9.01, as amended.  The Canadian Radio-television and Telecommunications Commission (CRTC) regulates the industry in a manner which is quite distinct from the manner of regulation by the Federal Communications Commission (FCC).  Broadcasting services such as over the air television and radio services are licensed according to spectrum used which is similar to the regime employed by the FCC.  Meanwhile cable services which are called “specialty and pay services” require a CRTC license.  This is not the case with cable channels such as ESPN and HBO in the United States which do not require a license to operate from the FCC.

For annual impairment testing purposes, the mechanics of the relief-from-royalty method have been converted to a revenue-multiple calculation.  The test is performed on a license-by-license basis, with no aggregation of licenses.  Please see Exhibit I of this letter for an explanation of the basic logic of this approach.

For purposes of applying paragraph 17 of Statement 142, we consider that the impairment testing methodology employed is intended to provide assurance that the fair value of an individual broadcast license is in excess of its carrying amount.  While there are arguably alternative valuation techniques such as the Greenfield method that could also accomplish this, we have concluded that the relief-from-royalty method is a reasonable technique.  Apart from being a widely recognized valuation method for processing avoided cost income streams, this conclusion is also based on the direct correlation of the outcome of the calculation to a measurable current performance factor, being revenues.

We understand that although the Greenfield approach requires a significant number of assumptions and inputs it is gathering a level of acceptance in developing estimates of fair value for accounting purposes.  The relief-from-royalty and Greenfield methods are both justifiable techniques for deeming a share of an overall and factually undifferentiated business operating cash flow expectation to have been caused by an identifiable intangible asset.  The relief-from-royalty method effects this separation in one way (a deemed royalty rate applied to revenues) while the Greenfield method does it in another way (by applying a set of assumptions about how a new business using the license would be developed and converted into a viable undertaking).

As with all valuation techniques, judgments and estimates are required in the application of the relief-from-royalty method.  Foremost of these is the selection of an appropriate royalty rate.  Please see Exhibit II for a discussion of royalty rates.  We have concluded that the assumptions used are conservative and appropriate in the context of testing for impairment.  In particular, as demonstrated in Exhibit III the impairment break-even royalty rate for our Radio and Television broadcast licenses is significantly lower than the 8% - 12% range currently used in our standard revenue multiple.  Furthermore, a high level  analysis of other Canadian reporting issuers’ recent significant business combinations where the Greenfield approach has been used to value broadcast licenses indicates that the Greenfield approach in these instances implied higher fair values than those generated from the revenue multiples that are employed in our impairment test.

In conclusion, we believe our method of testing broadcast licenses for impairment is a reasonable method to conclude as to whether fair value is in excess of carrying values.

Operating segments

During the call of March 26, SEC Staff indicated to us that they would like to receive more information as to the determination of the Company’s operating segments for the year ended August 31, 2008.

The key characteristics of an operating segment are defined in paragraph 10 of Statement 131 (see Exhibit IV), and as the Company has numerous components that meet the criteria of paragraph 10[a] and 10[c] we have focused our analysis on the criteria of paragraph 10[b].  In relation to paragraph 10[c], while we acknowledge that there are numerous “components for which discrete financial information is available” we observe that in most instances such discrete financial information is not regularly made available and reviewed by the Chief Operating Decision Maker.

At the head of Corus’ management structure is the Company’s chief executive officer, John Cassaday.  His direct reports include those with operational profit and loss responsibility and those with certain corporate functions responsibility.  Please see Exhibit V for an organizational chart depicting this structure.  Those with operational profit and loss responsibility are the Presidents of the Television, Radio and Content operating divisions.

Paragraph 12 of Statement 131 defines the chief operating decision maker (CODM) as a function whose purpose is to allocate resources and assess the performance of the segments of an enterprise.  We have concluded that the CODM of the Company is Mr. Cassaday as an individual.  All other members of senior management report directly or indirectly to the Chief Executive Officer, and there is no group of management or board members that performs the functions described in paragraph 12.

In broad terms, Mr. Cassaday has stated that the essence of his approach to the role of CEO is captured in the philosophy of A.G. Lafley, chairman and chief executive officer of Proctor & Gamble, that the CEO has essentially four tasks: defining which external stakeholders matter the most and what results are most meaningful; deciding what business you are in; balancing the present and the future; and shaping values and standards.  As this approach has a high level of external focus, Mr. Cassaday believes that this approach requires strong senior operational management with a high level of authority and autonomy.  Exhibit VI expands on this approach in the context of Corus.

Mr. Cassaday’s view of Corus as a company is captured in his comments in our first quarter 2009 analyst call, where he remarked that “we have a strong and diversified portfolio of assets that we believe will allow us to continue to drive positive growth overall.”  Mr. Cassaday views the Radio, Television and Content businesses as separate and discrete portfolios of assets, and he considers the aggregate results of these portfolios when assessing performance, rather than the results of individual assets within the portfolios.  In this regard, Exhibit VII provides a transcript of comments made recently to a parliamentary committee of the Government of Canada that express this concept.

Paragraph 14 of Statement 131 states that generally an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.  These segment managers are represented by the Presidents of Radio, Television and Content.

In the context of the criteria of Paragraph 10[b], Corus understands that if the CODM receives operating unit information, it may be presumed that this information is used in the assessment of performance and allocation of resources.  The following list represents the reports that are regularly reviewed by the CODM:

•	Consolidated and segmented projection meeting package

•	Radio weekly sales report

•	Television weekly sales report

The Radio and Television weekly sales reports do not contain a profit measure.  As a result, these reports do not provide enough information to the CODM to assess performance or make resource allocation decisions and therefore do not factor into the determination of operating segments.

The projection meeting packages do contain discussions of segment profit.  Exhibit VIII contains a discussion of the format and purpose of the projection meetings.  These packages focus on operating results for each of TV, Radio and Content in total.  However, these packages also provide a measure of operating results at a level below the operating segments.  Specifically, in 2008 Radio results are disaggregated into West, Ontario and Quebec, and Television results are disaggregated into Kids, Lifestyle and Other.

The Company has concluded that the Company’s operating segments are Television, Radio and Content and the disaggregated information below this level do not constitute operating segments based on the following factors:

•	The manner in which financial performance targets are set;

•	The manner in which compensation targets are set; and

•	The authority and autonomy of the Divisional Presidents.

Financial performance targets are communicated by the CODM to the Divisional Presidents at the divisional level and not at any level below the divisional level.  For example, in the annual budgeting process the CODM will determine the consolidated performance goals, and then communicate the performance required from each division [Radio, Television, and Content] in order for the consolidated company to achieve those performance goals.  This will generally be communicated to the Divisional Presidents in terms of a single segment profit percentage growth expectation relative to their forecasted segment profit for the current year.  The CODM does not communicate performance expectations at any level lower than the Radio, Television and Content operating segment totals.  It is essentially up to the Divisional President and their divisional management teams to determine the strategic and operational priorities that will allow them to meet the expectations established by the CODM.

The manner in which compensation targets are set is consistent with the manner in which performance targets are set.  The annual cash compensation target for the CODM is independent of any measure of operating segment results.  He is compensated based on consolidated earnings per share and free cash flows, and so is indifferent to the mix of segment profits.  The Divisional Presidents’ compensation is substantially tied to their total divisional results, without reference to any lower levels within their divisions.  Their cash compensation includes salary and short term bonus compensation.  This bonus compensation is 80% based on divisional performance and 20% based on consolidated free cash flows.  They also receive long term equity based compensation.  The portion of their bonus compensation tied to consolidated free cash flows and their equity based compensation encourages divisional behavior that is aligned with corporate goals.  However, the substantial majority of their cash compensation is based on total divisional performance and is consistent with the scope of responsibility, authority and autonomy given to them to manage their respective divisions.

The Divisional Presidents enjoy considerable authority and autonomy to manage their divisions without fetter.  This is embedded in the Corus Authorization Policy.  The financial constraints imposed by the policy are at a high enough level to allow the divisions to operate their business on a day-to-day basis without input or approvals from the CODM.  The intent of the policy is to allow the divisions to operate within their business plans without further approvals required from the CEO.  In particular, material transactions are considered to be $5 million, and the expectation is that operational transactions of this magnitude are relatively rare, and generally not required to manage the segments.  The Divisional Presidents are among the highest compensated executives in the Company because of the significant scope of responsibility, authority and autonomy given to them to manage their respective divisions (see Exhibit IX for executive compensation table from the Company’s 2008 circular).

Consistent with this level of responsibility, authority and autonomy, the Divisional Presidents each have senior management teams which meet regularly to review operational performance, discuss strategy, etc.  The CODM is not part of this process.  The Divisional Presidents have exercised their authority in the creation of the management structures that exist below them in their organization charts.  Of particular note is that each operating division has a finance team reporting to the Divisional President.  These teams are headed up by a VP of finance and include divisional controllers and planners.  The divisional finance teams are important resources for the Divisional Presidents in assisting them to assess performance and allocate resources within their divisions.  On an ongoing basis the Divisional Presidents are present on quarterly analyst calls to answer questions related to their divisions from the analyst community; press releases related to divisional initiatives come from the divisions; the Divisional Presidents present their outlook and priorities for the upcoming year at our annual September Investor Day; and annual succession planning exercises for senior management within the operating divisions is undertaken within the divisions.   There are many examples of recent initiatives developed by the divisions that were not mandated by the CODM which evidence the Divisional Presidents’ have, and regularly exercise their, authority and autonomy to manage their respective divisions.  Please see Exhibit VII for a selection from fiscal 2008.

As to the disaggregated operating results information in projection meeting packages (Television - Kids, Lifestyle and Other; Radio - East, West and Quebec), these financial roll ups are intended to provide context for a discussion of results, but are not necessarily indicative of how the particular businesses are managed, and are definitely not indicative of how the CODM makes resource allocation decisions.  See Exhibit X for a description of the operating segments from the Company’s Annual Information Form filed during fiscal 2008.

In conclusion, we believe that Corus’ operating segments for fiscal 2008 are Radio, TV and Content because that is the level at which the CODM reviews performance and allocates resources, and because of the significant authority given to the Divisional Presidents.

We trust that our response has addressed your comments.  We would be pleased to discuss these matters further with you or provide you with further information.

Yours sincerely,

/s/ Thomas C. Peddie
Thomas C. Peddie, FCA Senior Vice-President and Chief Financial Officer

cc:           Ronald Rogers, Audit Committee Chair
John M. Cassaday, President and Chief Executive Officer
Gary Maavara, Vice President and General Counsel
Disclosure Committee
Ernst & Young LLP
Shearman & Sterling LLP

APPENDIX A

List of exhibits

I	Description of valuation approach
II	Implementing the avoided economic rent methodology
III	Sensitivity analysis on assumptions
IV	Excerpt from Statement 131
V	Organization chart for CODM
VI	Role of the chief executive officer
VII	Comments made recently to the Standing Committee on Canadian Heritage, House of Commons, Parliament of Canada
VIII	Projection meetings
IX	Executive compensation table from management circular
X	Excerpt from AIF filed in November 2007

EXHIBIT I

Description of Valuation Approach

For purposes of performing fair value testing of our radio and television broadcast licenses for possible impairment, we employ a multiple of revenue methodology with a differentiation between "mature" stations (for 2008 a multiple of 1.5 times next year revenues) and a small number of "turnaround" or growth stations (for 2008 a multiple of 2.0 times next year revenues).

In terms of valuation methodologies and practices, this approach is an implementation of the income method for estimating fair values - as contrasted to the market (or trading prices) and cost (or replacement outlays) methods which are not considered to be usable to estimate fair values for this kind of asset.   In substance, the use of this multiple of revenue technique is effectively a reduced-form version of a discounted cash flow valuation procedure applied through a process that recognizes an identifiable share of earnings/cash flows as returns that are sourced in the ownership of the license asset.  How this is done, and how the detailed underlying procedure is reduced to the multiple of revenue short form methodology, are outlined below.

Overview of the Multiple Formula Structure

As a summary background to this discussion, it is useful to consider a simple illustration of how the multiple of revenue logic is constructed as a valuation technique. For purposes of this illustration we have framed the relevant parameters around a 10% royalty rate level.  We believe that not unreasonable variations in the estimation of these parameters might cause the reference royalty rate to fall in a range of 8% to 12%.  The following data sets out an illustration of an initial step in this process:

Symbol	Input	Result	Description
S	1,000,000		Revenues for next year
R	0.10		A pre-tax royalty rate
t	0.31		An income tax rate
k	0.07		A cost of capital rate (WACC)
g	0.02		A long-term growth rate for revenues
M	(R*(1 - t))/(k - g)	1.5	A valuation multiple applied to revenues
V	S*M	1,500,000	The value of the license asset (nominally the source of the royalty returns) and a product of the sales revenues and the developed multiple

The assumptions used here are for illustrative purposes.

The foregoing outline shows the mechanics of how a multiple can be derived from an income/cash flow based analysis technique (i.e. relief-from-royalty mechanics) and related to a revenue base.  As should be apparent, most of the required variables are either observable or derivable from information that will be readily available from our planning and management processes - next year sales revenue from the business plan; an expected long run income tax rate; an estimate of the our cost of capital rate and the long run expected growth rate in revenues.

The one variable that is not observable in a similar manner and must be otherwise estimated is what is here defined as a pretax royalty rate.  Its role, as discussed below, is to solve the challenge of how to deem a part (being a “horizontal slice”, as it were) of an overall expected business income or cash flow stream, to be viewed as the result of the existence of a particular asset.  In this case, the broadcast license asset.  The need is to establish a way to cause a share of the income/cash flow stream to be viewed as the result of the existence of the broadcast license, even though the cash flows are actually the result of complex and interdependent causality conditions1.

1 By analogy to other accounting contexts, this process might well be viewed as comparable to a process of achieving a separation or allocation of common costs to a defined set of costing objectives. The defining characteristic of such contexts – as for the case of achieving a separation of cash flows - is that such assignments can only be achieved by applying conventionally defined “reasonable” procedures rather than referencing empirically provable causal relations.

The generally recognized asset valuation procedure that employs this form of cash flow separation methodology is described as the “relief-from-royalty” or avoided-royalty technique.  For reasons that are discussed below, it would be better to describe the technique as it is applied in the present context as a matter of “avoided economic rents”.  However, the more widely recognized terminology for what is the same methodology is the “relief-from-royalty” term and it has accordingly been used for purposes of this discussion. Either way, the methodology values an intangible asset that is considered to exist; is believed to contribute to the earnings of the party owning it; and can be understood as having value because a cost that might otherwise be incurred to gain access to the bundle of rights it represents, has been avoided though the fact of ownership (or, at least, legally enforceable entitlement to use).

The manner in which this multiple of revenue technique reflects the most basic of valuation procedures - in effect a DCF calculation applied in a representative returns format - can be derived in the manner set out below.

Under a relief-from-royalty view of how a license asset contributes to operating results and cash flows, it is most common to assume that analogue arm’s length royalty structures involve a claim to a percentage share of revenues in favor of the holder of the license. In reasoning by analogy to valuation under relief-from-royalty procedures, that perspective means a percentage times revenue gives the amount of otherwise available cash flow that would have to be paid out to service the rights of the license owner if the license actually existed.  In order to convert that single period measure of an avoided cash outflow to a capital sum representing the value of the license, one could run a cash flow stream off revenues for some period of years; determine a terminal amount by capitalizing the cash flow of the final period, and then present value the after tax amount of those cash flows and the terminal value at a suitable risk impounding discount rate; and that would be the value of the license as the source of those avoided cash outflows.

But while that technique clearly could be used, the projection model cash flow methodology is not really needed in the present context of broadcast license valuation.  This is because DCF procedures are most relevant when cash flows are highly variable for some period of time (such as when there is a major capital expenditure program to be implemented).  For royalty amounts, their normal definition as a function of top-line revenues rather than after-costs cash flows tends to mean that concern about irregularity in amounts is not normally a concern of the valuation process.  For that reason, a simple perpetuity capitalization process can just as readily produce an amount representing the discounted present value of the cash flow stream as a detailed cash flow projection.  In effect, this perspective merely applies the logic of the terminal value computation at the point of valuation rather than at the end of a projection because there is no need to deal with detailed period by period particulars.

The process of capitalizing a representative royalty return amount to get a capital value amount simply involves dividing a royalty flow by a capitalization factor.  The latter can, in turn, be viewed as the net of a simple risk impounding discount rate and a long run growth rate - in precisely the way that earnings multiples (capitalization rates are reciprocals of earnings multiples) can be disaggregated into a required return element and an allowance for expected growth.  In effect, this process capitalizes the returns expected from the notional royalty generating asset as its valuation in precisely the way that any DCF or capitalized return methodology generates a valuation by converting a flow variable to a stock condition representing value.

To summarize, the logic of the process is as follows:

•	To get the (avoided) Royalty Cash Flow: multiply Sales Revenue by the Royalty Rate;

•
Take the after tax value of that Royalty Cash Flow to get Net Avoided Cost Cash Flow: Royalty Cash Flow (avoided cost) times (1 minus the tax rate) gives After Tax Royalty Cash Flow (or share of the business’s after tax cash flow deemed to be caused by the license)

•
To get the capitalized value of that After Tax Royalty Cash Flow: divide the after tax amount by the developed capitalization factor - derived in turn as the relevant cost of capital discount rate less the long run growth rate.

To see this in simple algebraic formulae related to the outline reflected in the multiple structure described above, it appears as follows:

After tax (avoided) royalty flow	S*R*(1 - t)	69,000
Capitalized value	(S*R*(1 - t))/(k - g)	1,500,000

The manner in which this basic structure can become a multiple of revenue valuation technique is, of course, a simple matter of a bit more algebra that achieves a process of deriving the ratio of the Capitalized License Value to the Base Sales Revenue amount.  Initially this is displayed as follows:

Step one - the ratio of Value to Sales in terms of the variables:

Step two - invert the denominator

Step three - eliminate the Sales number

This, of course, is the multiple formula as set out above and the sequence shows how the use of the multiple reflects the DCF logic when implemented on a capitalized returns basis.  It will be apparent that this methodology is predicated on viewing the revenue prospects of the business as reasonably subject to anticipation in terms of a representative growth rate.  That is frequently a reasonable assumption but where it does not apply, a comparable valuation result can be obtained by projecting revenues explicitly for an appropriate period of time and deriving the deemed royalty share of cash flow from that projection before moving to a capitalized representative result at the end of the explicit projection period.

EXHIBIT II

Implementing the Avoided Economic Rent Methodology

Introduction

Appendix I, hereto, outlines the manner in which a multiple of revenue approach to estimating broadcast license values can be derived from a discounted cash flow perspective on valuation, by relating the approach to a capitalized returns treatment of the basic Avoided Royalty valuation model.  The purpose of this Appendix is to review the various inputs that must be identified or estimated in order to implement the valuation procedure.

As background to this analysis, it should be recognized at the outset that the process involved is a matter of establishing a basis for deeming a share of the operating cash flows of the business to be sourced in the existence of the broadcast license - at the limit in a conceptual sense (if perhaps not an empirically provable one), the proposition is that the license causes a definable share of the total cash flows of the business to exist.  The discounted present value of that share is deemed to be the fair value of the license.

Under the conceptual mechanics of the avoided royalty logic, it is the fact that a royalty does not actually have to be paid to gain the right to use the license resource that gives the license value.  Underlying this basis for the valuation process is a premise that the structure of the economic arrangements involved in the operations could, under a different specification of the “terms of trade” in the business, have involved an obligation to pay a royalty fee to an arm’s length party in order to gain the right to exploit the economic potential of the license.  As visualized in our analysis of the underlying structure of the radio and television broadcasting business in Canada, it is the Government of Canada that could have imposed a royalty obligation on parties granted a right to use a share of the radio frequency spectrum or engage in other forms of “broadcast undertaking” as a form of “economic rent” for the use of this asset which is deemed to be a public domain resource in the Canadian socio-economic context.

Provided only that the expected return potentials of a business undertaking established to exploit a given license in, for example, a particular geographic area and with a given media/genre focus, are at sufficient levels to warrant payment of such a royalty and still allow for the generation of acceptable net returns to investors, such a business would indeed be undertaken.  Where the arrangements do not actually involve payment of a royalty for the licensed rights - as is indeed the case in Canada - the process of assigning a value to the license for accounting purposes effectively recognizes that part of the returns that are actually expected to be generated in the future from operations, should be viewed as a return earned on the estimated value of the license resource.  As elaborated somewhat below, in conceptual terms one of the attractive features of the relief-from-royalty method is that it allows the analysis to be focused on consideration of the so called "excess returns" generated in the business as the share of operating cash flows deemed to be sourced in the license asset.  Generally, the royalty amount reflects the avoided economic rent effect while allowing that there are many other internal sources of value in the operations of the business, some of which will effectively get recognized in accounting goodwill.

Parameter Requirements for Implementing the Avoided Royalty Methodology

As is indicated by the Appendix I explication of the structure of the multiple of revenue valuation formula, in order to implement the avoided royalty method for valuing the rights considered to reside in a broadcast license - i.e. carve out a share of the expected cash flows from operations and present value them as a measure of the capital value of the license - it is necessary to have five items of information:

(1)	a view as to what the base for application of the royalty rate should be;

(2)	a measure of that base across time or as a representative measure and a rate at which it is expected to grow (depending on how the method is to be implemented);

(3)	a rate at which the royalty benefit is deemed to be earned;

(4)	an income tax rate that would apply to the stream of imputed avoided royalty income (or avoided royalty cost); and

(5)	a discount rate that can be used to compute the present value of the developed royalty income stream.

In any context where an avoided royalty valuation is being performed a number of these variables can be specified with relative facility.  Thus: for (1), the base for the royalty rate will usually be revenues; for (2), the revenue amounts will either be income statement projections employed in developing an overall valuation of the business, or a representative level of revenues (as either most recent historical or next year’s anticipated levels) and an assumption as to a long run rate at which they are expected to grow; and (4), the income tax rate, will be that rate applicable to the income of the business in general given that the identified royalty stream amount is just a sub-set of the overall business results.  For (5), the discount rate, the expectation is that a rate would be developed from consideration of the Weighted Average Cost of Capital of the business that would otherwise be developed to value the company overall. In all likelihood, the discount rate to be applied to the avoided royalty stream would be somewhat below the overall cost of capital rate - generally on the grounds that value impounded in the license rights would likely be viewed as more risky than returns on the tangible assets employed in the operations, but less risky than the return expectations that become impounded in the goodwill asset allocation, for example.

The outcome of this summary is thus that the challenging component of the structure needed to implement the avoided royalty methodology is the (2) variable in the form of the rate at which a royalty share of the revenue stream should be deemed to be earned as part of the overall operating results of the business.  Factors and considerations that are viewed as bearing on the determination of an appropriate rate for this purpose are discussed below after a brief consideration of some of the underlying procedural logic of the method.

Royalty Rate Estimation Requirements

While it is observably not the only specification of a factor that must be estimated in order to implement this valuation procedure, the information, analysis, and reasoning processes involved in developing an estimate of a warranted royalty rate for this kind of analysis, is clearly a critical consideration in terms of establishing this procedure as an appropriate one for valuing broadcast licenses.  Relative to addressing this need, it is useful to recognize that, in its most common employment for valuation purposes, the avoided royalty process is a more or less standard “reasoning by analogy” technique that looks to identifying royalty rates derived from observable comparable or analogous or similar royalty compensation or benefit sharing arrangements, for use as the base for adopting a rate to be applied in a particular valuation where no actual royalty structure exists.  In other words, it has as its objective a process of developing a form of market referenced procedure for striking a valuation royalty rate where comparable arrangements are deemed to provide suitably objective or indicative evidence to support the judgment that must be made to adopt a given rate for valuation purposes.  In practice, of course, that nominally “perfectly comparable” situation as a base for an inference by analogy virtually never exists and approximations must be used.  However, the focus is upon using observable “transaction sourced” data to the maximum extent possible to effectively discipline the inevitably required judgment process as well as the circumstances will allow.

At this point in thinking about broadcast license intangibles as nominal sources of royalty participations in business operations, it is important to recognize that the share of operating benefits (cash flows) that the process will be seeking to capture through a  royalty rate will tend to be a “business defining” level of participation in those results.  That is to say it will not be analogous to a probably nominal royalty earned, for example, for licensing a minor component of electronic technology or software code to a competitor as a way to expand the extent of the market where value is earned for use of an element of intellectual capital.  Rather, it would be somewhat more like the kind of higher royalty that a consumer products company operating in one country might charge an entity that wished to license its products / brands / name etc. for exploitation in another geographical/political region. Or it might be like a franchise fee that a company with a brand and marketing implementation system would charge to allow another party to be the agent for implementing the system in a given geographic share of the market.  Or, perhaps, like a pharmaceutical company owning rights to a high value molecule and licensing it to another such company for purposes of facilitating its exploitation in conditions where the owner itself was for some reason unable to act.

This perspective on how avoided royalties in a broadcast license context should be viewed is generally consistent with the “avoided economic rents” perspective on how the value of such a license should be construed.  This is because in the economic theory underlying the notion of such rents, the nominal objective of the party that is structurally entitled to the benefits of the resource should be to extract all the “excess profits” available from exploitation of the asset while allowing the licensed operator to earn a “normal” return on its investment in the business developed on the property.  In an avoided royalty valuation context, the license value should be estimated in a manner that seeks to capture the present value of those “excess” returns - generally entailing that the assigned value in the broadcast license context in Canada should tend to be a higher share of total asset value than might otherwise be the case for many assets valued under this estimation model (but by no means all - since some brands valued in this manner might well have high values).

As a somewhat rough, but nonetheless directionally indicative, framework for thinking about the avoided royalty rate estimation process in this kind of context, it is useful to consider the following distribution of royalty rates that was extracted from the RoyaltyStat web site:

What this shows is that royalty rates in the sample that underlies this chart are right skewed - the majority of rates are relatively low but there are some that are well out on a high rate tail of the distribution even though these are not numerous.  Arguably, this kind of right skewed distribution is what one would expect on a priori grounds simply because observation of economic experience suggests it is unlikely that the majority of intellectual (or any other) property values would be at the high end of a spectrum of rates and values.  The other element of this array that is worthy of note is the fact that rates appear to have a tendency to cluster at the 5%, 10%, 15% and 20% levels (although the latter rates are identifiably rare) as variations from what might otherwise be a more “standardized” expectation for a right skewed distribution.  A not implausible conclusion from this attribute of the distribution would be that there is in fact a limit to the rigor with which royalty rates can actually be determined even in actual agreements let alone where they are being estimated through a reasoning by analogy process.  The indication being that rates specified in the kind of agreements from which this distribution was developed effectively ended up in many cases at negotiated results at the round amount rates of a 5% interval progression.

In thinking about how this range of rates distribution might be related to the application of an avoided royalty approach to Canadian broadcast license valuations, it is likely that rates at the extreme upper end of such a distribution would not apply.  This is because, in a Canadian broadcast undertaking context, it would have to be recognized that the avoided royalty logic only applies to part of the manner in which the government (in the form of its regulatory agency) relates to these business operations.  Two things in particular would likely have to be viewed as essentially analogous to the government effectively imposing an actual royalty-like burden on the companies through the regulatory process.  One of these is the fact that fees must be paid to the CRTC, nominally to cover the costs of the regulatory process; however such fees are generally considered insignificant.

An additional consideration in this regard is more difficult to process because it amounts to specifications by the regulator that limit the flexibility of the operator relative to what it can do to exploit the licensed rights.  Generally these are referred to as Canada Content regulations which effectively require the licensed entity to ensure that it supports the development and persistence of Canadian media and entertainment talent and related activities.  The alternative for this activity - once the government is committed to having it happen - would be collection of royalties from the operators of broadcast undertakings and use of the resulting funds by the government itself to support the desired Canadian Content activities.  Since the actual regulatory structure involves requiring the private sector operators to make these support commitments, there is some ambiguity about the extent to which these are burdens or sources of benefits to the industry.  These commitments clearly do provide media content for operation of the businesses and would not necessarily be a burden to that extent.  However, the fact that management discretion is to some degree constrained by the process probably entails that at least some part of these effects should be viewed as imposing a cost-like burden on the operations of the industry and should thus be viewed as reducing the extent to which a residual avoided royalty rate could be used to represent the stream of benefits that flows from the licensed rights.

As against this background, the reference framework that is considered most relevant to the matter of developing a rate for use in an avoided royalty valuation of broadcast license rights in Canada is one focused on consideration of what government entities should expect to realize from exploitation of public domain property rights.  Within the socio-economic structure of the Canadian marketplace, that cost is what a broadcast undertaking is allowed to avoid because the regulatory regime does not in fact charge for the ability to exploit these rights.  While the question of the level at which such rates should be set is not something that can be observed or otherwise determined in an entirely unambiguous manner, it is nonetheless possible to develop plausible estimates of what such rates should be and employ them for valuation purposes on a basis that is considered to be at least as reliable as any alternative possible devices for establishing what these license rights are worth.

The basic framework for considering the quantification of an avoided royalty rate (avoided economic rent) is one in which a government seeks, on behalf of the public, to be compensated for allowing a private sector party to exploit what is in the socio-economic framework of the country involved, deemed to be a public property resource.  On this count, as one possible reference point in developing a basis for a judgment on this variable, consideration of a sample of royalty rates charged in the Province of Alberta on oil and gas revenues in 2007 and 2008 as reflected in producer’s financial statements, showed an average rate at about 18% on gross revenues as the compensation going to the public interest for the rights to privately exploit these resources.  Relative to the question of an analogue broadcast license royalty rate for rights to use a section of the radio frequency spectrum, a variety of considerations make it difficult to simply view this kind of rate as a direct proxy.  The spectrum is unquestionably a resource capable of being exploited to generate economic benefits.  However, the process can readily be said to involve a considerably larger commitment to risky use of other human, organizational, and capital resources in a market environment that is not free of competition for the advertiser’s dollar or the consumer’s eyes and ears.  The likelihood would thus be that a royalty rate on broadcast spectrum is likely to be lower than what applies in the case of these natural resources.

The question of how much lower is obviously not easy to resolve but consideration of profit rates in government owned businesses that are affected with the public interest (in particular rate regulated enterprises in jurisdictions like Ontario) would provide one possible reference point for the level at which government based servicing of the marketplace in Canada expects to be compensated.  As an illustration, the pretax profitability of the major government-owned, but independent agency regulated, electricity transmission and distribution utility in the province of Ontario, was at an average rate of about 13.1% of revenues in 2007 and 2008 and it averaged 14.4% over the five years 2004 to 2008 - but generally trending down across the period.

A further possible reference point might be consideration of private sector higher royalty licensing environments related to arrangements that provide the licensee with a base for undertaking a business to exploit intellectual capital actually generated by the licensing party.  By reference to the RoyaltyStat rate histogram referenced above, a 10% rate can be reasonably taken as a usable reference point for this kind of arrangement in that it is a form of median measure from the distribution.  On that basis, we have viewed this rate as capturing a plausible share of economic rent-like returns from the kind of limited scope “monopoly” rights that go with the grant of a broadcast license.

In terms of the need to make a reasonable judgment about a rate for use in a context such as the revenue multiples-based impairment testing of broadcast license values, a representative rate at this 10% level (understood in terms of a possible range from 8% to 12% - i.e. a +/- 20% spread on a variable that must be judgmentally determined) has been judged to be warranted - as has, indeed, effectively been reflected in the illustrative calculations set out in Appendix I.  Such a discounting of the higher observable reference rates from the public sector returns sphere is considered to be warranted because of such considerations as the difference between resource exploitation volatilities and their profit potentials and an intention-driven market development business like a broadcast media undertaking, and because of the obligation on a broadcaster to support the costs of regulation - including the many aspects of that process which restrict the business’s opportunities to control its operations.  Along the same lines, the attractiveness of the spectrum resource licensing opportunity is constrained by the fact the provider of the right imposes Canadian Content costs on the party exploiting the instrument and this structure is not likely to be one that an owner of the license or a prospective acquirer of it would view as a source of benefits.  Rather, those factors will be viewed as a form of cost imposed by the public sector and thus causing a reduction in the attractiveness of the license asset.

On the other hand, as has been indicated, the possibility that a royalty rate for this kind of asset might be at the average lower levels that apply, for example, to much technology and other licensing at rates of 5% or lower, is considered to be implausible because of likely failing to capture the kind of business-defining arrangement that characterizes the holding of a broadcast license in Canada.  Hence, a rate at or around the 10% level has been considered appropriate for license valuation and impairment testing purposes.  Given the suggestions from the referenced frequency distribution of royalty rates as discussed above that expecting too much precision in this kind of reasoning by analogy process would not be warranted, this 10% rate level is considered sufficiently accurate as an estimation device to obtain reasonable estimates of the fair value of the Company’s broadcast licenses.  This is also considered to particularly be the case in an impairment testing context - which is, in effect, the primary context in which license fair values must be estimated currently - where the valuation estimate at any time will be responsive to changes in the underlying revenue performance variable and any given testing result may best be viewed as a “first instance” view of value that might require more detailed investigation should the possibility of impairment be indicated by such a test.

EXHIBIT III

Sensitivity analysis on assumptions

The following table contains the aggregate broadcast license carrying amounts in the August 31, 2008 balance sheet (in thousands of Canadian dollars):

August 31, 2008:	Broadcast license
Radio	201,000
Television	332,000
533,000

The following table contains an impairment break-even reasonability test on the aggregate broadcast licenses by operating segment:

Carrying amount sensitivity		Radio	TV

S	Budget revenues	295,000	395,000
t	Income tax rate	0.31	0.31
k	WACC	0.07	0.07
g	Growth rate	0.02	0.02
V	Capitalized value	201,000	332,000
M	Implied multiple	0.7	0.8
R	Breakeven royalty rate	0.05	0.06

The breakeven royalty rates on aggregate are significantly lower than the 8% - 12% range justified by our method.

The following table derives implied revenue multiples related to significant Canadian business combinations where the Greenfield approach was used to value broadcast licenses.  The implied revenue multiples were calculated by dividing the carrying amounts of the broadcast licenses by revenues.  The carrying amounts were derived from the purchase equations as disclosed in the acquirer’s financial statements, while revenues were derived from acquiree’s financial statements and note disclosure, management’s discussion and analysis disclosure and acquirer’s business acquisition reporting.

Recent acquisitions	Date	Methodology	Implied revenue multiple
Astral / Standard radio business	2008	Greenfield	4.2
CanWest / Alliance Atlantis broadcasting assets	2007	Greenfield	2.9

EXHIBIT IV

Excerpt from Statement 131

10. An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c. For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.

EXHIBIT V

Organization chart for CODM

The following pages represent the actual detailed organization charts from Corus’ Board of Directors Manual in effect in fiscal 2008.  They are produced from Corus’ Human Resources Information System (HRIS), and may reflect historic pre-acquisition job titles as they existed prior to the completion of the Corus-wide Job Evaluation plan.  For example, in April 2008 Doug Rutherford’s job title was updated in HRIS to reflect his position of General Manager, Edmonton Radio and VP, News-Talk Programming.

Nelvana Enterprises is synonymous with Content.

CORPORATE EXECUTIVE

- Cassaday, John – President & CEO Corus
  - Hillyard, Judy S – EA to the CEO & Manager, Special Events
  - Blackadar, Harold E – VP Human Resources
  - Robertson, Paul – President Corus TV
    - Dyer, Scott – Exec. VP&GM, Corus Kids
  - Peddle, Thomas – Senior VP Finance & CFO
  - Ellis, Bryan – VP Corporate Development
  - Hayes, John.Patrick P – President Corus Radio
  - Ewing, Tracy – VP Communications
  - Murphy, Douglas – President Nelvana Enterprises
  - Maavara, Gary A – Vice President and General Counsel

Chart Reference Name:
CORP EXECUTIVE

Creation Date 2/29/2008

CORUS TELEVISION

- Robertson, Paul – President Corus TV
  - Willmot, Lorna – Executive Assistant
  - Eddy, Andrew M. – VP Program Strategy & Investment
  - MacKrell, Gerry J. – VP Sales, Television, TV Sales
  - Ross, Susan N – Exec. VP&GM, Lifestyle, Drama, Movies
  - McNair, Kathleen – VP Special Projects
  - Ferguson, Michael – VP & GM, Kingston, TV & Radio
  - Dyer, Scott – Exec. VP&GM, Corus Kids
  - Alton, Tyler, J. – VP & General Manager
  - Nalborczyk, Christine – VP Finance, TV
  - Lyons, Lisa – VP & GM Max Trax & Content Div

Chart Reference Name:
CORP TV EXECUTIVE

Creation Date 2/29/2008

RADIO EXECUTIVE

Hayes, John.Patrick P
President Corus Radio
Veskimets, Leiki
Executive Assistant
Pandoff, Chris
VP Regional Ontario Radio
Sisam, Chris N.
General Manager Senior
Giacomelli, Victor
VP Sales, Radio
Bennett, Ross
National Director Prog Radio
Rutherford, Doug
VP Western Canada Radio
Buchko, Garth
General Manager
Papin, Jacques
General Manager Senior
Cecchini, Mario
VP Montreal Market
Johnston, James(J.J.) R
GM & VP - Vancouver Radio
McKenzie, Garry
General Manager Senior
Lecomte, Christophe
VP Finance, Radio

Chart Reference Name:
RADIO EXECUTIVE

Creation Date 2/29/2008

NELVANA ENTERPRISES

Corus Entertainment

SENIOR MANAGEMENT

- **Murphy, Douglas** — President Nelvana Enterprises
  - Pitt, Diana — Executive Assistant
  - Ovecich, John A — Director Marketing, Nelvana
  - Thiele Vutt, Annick — Office Assistant
  - Kaposy, Jeremy — Cataloguer
  - Hancocks, Dale — Senior Vice President, Operations and Associate Ge
  - Pourtale, Laurence — Assistant
  - Liem, Andrew — Creative Director, Nelvana
  - Lindo, Tonya — Director Marketing, Nelvana
  - Northwood, Mark — VP North American Licensing
  - Bohm, Colin — VP Finance, Nelvana Enterprises
  - Chadwick, Lynn — VP, Worldwide Sales & Distribution
  - Maule, Peter — VP Home Entertainment & Retail Distribution

Chart Reference Name:
CONTENT SENIOR MANAGEMENT

Creation Date 2/29/2008

EXHIBIT VI
Role of the chief executive officer

Defining which external stakeholders matter the most and what results are most meaningful:

•
Mr. Cassaday spends the majority of his time liaising with external stakeholders and assessing their needs and impact on the company.  These include: institutional investors; investment bankers; analysts; regulators; cable companies and other broadcasters; advertisers and advertising agencies; and existing and potential strategic partners.

Deciding what business we are in:

•
This is seen most clearly in Corus’ “core and explore” strategic philosophy articulated several years ago.  The “core” is considered to be our Radio and Television broadcasting assets which are expected to remain the dominant revenue driver for several years.  The “explore” is related to new media platforms that are expected to show rapid growth in the coming years.

•
An important element in this concept is to determine what businesses we are NOT in.  For example, Mr. Cassaday has declined to make investments in recent opportunities that were considered neither core nor explore.  These include Canadian retail and conventional television assets and American radio assets that have been available in recent years.

Balancing the present and the future:

•
Mr. Cassaday has mandated the Divisional Presidents to find revenue growth and cost saving opportunities within their core businesses, and has provided them with the authority and autonomy to achieve this mandate.  Recent examples of the exercise of divisional authority include:

•	Radio station formats are the responsibility of Radio management (see attached press release for iNews880 in Edmonton).

•
Important negotiations with cable companies for carriage of our Television services are the responsibility of Television management (see attached press release related to launch of CosmoTV on Rogers Cable).

•
Developing new avenues and opportunities for exploiting the value in our Content animated television series library is the responsibility of Content management.  Content management developed the initiatives that led to important strategic investments in the qubo and Kidsco international channel launches and content distribution across new platforms (see attached press release for an international video-on-demand deal).

•
The creation of the management structures within the divisions, the determination of who will serve in the key roles within the divisions and succession planning is the responsibility of the Divisional Presidents.  However, Mr. Cassaday is involved in the development of the future organizational leaders of the company through his sponsorship and interaction with the President’s Council, now in its third successive term.  Comprised of high-potential executives from many divisions and disciplines, members of the council are put through an 18-month internal mini-MBA program to develop their leadership and business skills.

Shaping values and standards

•
Corus is a relatively new company (in existence since 1999) and Mr. Cassaday considered it of the utmost importance to establish a strong culture as early as possible.  Under his leadership, the Corus Core Values were developed: Initiative; Innovation; Teamwork; Accountability; and Knowledge.

•	A strong commitment to these values by Corus management and employees allow the divisions to operate and succeed with a high level of autonomy.

3/14/2008
CORUS RADIO LAUNCHES INTERNET-DRIVEN RADIO STATION IN EDMONTON WITH iNEWS880

(Edmonton, Canada) Corus Radio will introduce a new concept to Canadian radio: iNews880, an Internet-driven, 24-hour all-news radio format providing comprehensive and live news around the clock, launching in Edmonton on Tuesday, May 20 at 6 a.m. MT. iNews880 will keep listeners informed with continuous 30-minute information packages featuring news, weather, traffic, business news, sports and hyper-local news from citizen journalists. A first for Canadian radio, iNews880 on the radio will be powered by iNews880.com, a website focusing on the critical news and issues that matter to Edmontonians in a true fusion of both media. Through blogs, community news coverage and i-reports, citizen journalists will provide experiential content for the hyper-local news coverage provided by iNews880.

“Corus Radio’s commitment has always been to provide credible and immediate news coverage to the people of northern Alberta and the world, on radio, online and on-demand,” said Doug Rutherford, General Manager, Corus Radio Edmonton and Vice President, News-Talk Programming. “iNews880 will bring audiences news when they want it and how they want it, with their direct involvement.” On both radio and Internet, user-generated content will ensure that iNews880 is interactive and grounded in the Edmonton community. Audience involvement will play an integral role in day-to-day content which will complement existing news coverage from staff journalists and news partners.

“iNews880 marks an evolution in radio and we’re thrilled to launch this format in Edmonton,” said Syd Smith, Program Director, 630 CHED and iNews880. “Information technology gives our audiences an immediate opportunity to share local, provincial, national and global news from their perspective with other listeners around the city and around the world.”  iNews880 launches live on Tuesday, May 20 at 880 AM and www.inews880.com.

Corus Radio and iNews880 are owned by Corus Entertainment Inc., a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children’s book publishing and children’s animation. The company’s multimedia entertainment brands include YTV, Treehouse, W Network, Movie Central, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.

For more information, please contact: Syd Smith Program Director 630 CHED / iNews880 (780) 440-6300

8/20/2008
COSMOPOLITAN TV LAUNCHES ON ROGERS CABLE

CosmoTV now available to Rogers Digital Customers with Introductory Preview

 (Toronto, Canada) Corus Entertainment Inc. announced today the launch of Cosmopolitan TV on Rogers Cable in Ontario and New Brunswick.   CosmoTV is now available as a free preview to all Rogers Digital Cable customers with a set-top box, starting today.   Now, Cosmopolitan TV reaches close to 5 million households.

Corus Entertainment’s CosmoTV, created in partnership with Hearst Corporation is inspired by the world’s bestselling women’s magazine.   Like the iconic brand, the service offers fun, flirty and irreverent entertainment for women with a focus on men, sex and relationships.  Targeted to women 18-34, CosmoTV programming runs the gamut from comedy to drama to relationship and reality programming with series like CosmoTV’s flagship show Oh So Cosmo, to uncut marathons of Sex and the City and The Bachelor.  “There has been a great deal of excitement around the launch of CosmoTV and the audience reaction to the channel has already more than delivered on our expectations,” says Paul Robertson, President, Television, Corus Entertainment. “We are really pleased that CosmoTV will now be available to even more women across Canada.  CosmoTV builds on Corus Entertainment’s growing portfolio of women-focused brands - including Canada’s #1 specialty channel for women, W Network - that offer Canadian women the services, programs and the entertainment they are looking for at every stage of their lives.”

Other programs on the schedule include The Agency, a seven-part series following bookers from the top-flight Wilhelmina modeling agency; Abbey and Janice: Beauty and the Best, a six-parter featuring Britain’s Next Top Model star Abbey Clancy and über-supermodel Janice Dickinson as they launch Abbey’s career in the American modeling world; and Dirty Cows, a hilarious and cheeky look at a bunch of English roses who fight dirty to win the hand - and land - of a wealthy, handsome farmer.   CosmoTV previews on Rogers channel 262.

About Cosmopolitan TV

Cosmopolitan TV is available in close to 5 million homes across Canada. CosmoTV showcases a mix of entertainment and lifestyle programming, ranging from comedy and drama series to relationship and Red Hot Reality programming to blockbuster movies.  Its website, www.cosmotv.ca, offers Cosmo girls everywhere a backstage pass to men, sex, and style: viewers can rate bachelors, check out the latest programming info, contribute to the message boards and go behind the scenes at CosmoTV’s flagship magazine show Oh So Cosmo.

Cosmopolitan TV is a partnership between Corus Entertainment Inc. and Hearst Corporation.  Corus Entertainment Inc. is a Canadian-based media and entertainment company.  Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children’s book publishing and children’s animation.  The company’s multimedia entertainment brands include YTV, Treehouse, W Network, Movie Central, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges.  Experience Corus on the web at www.corusent.com.

About Hearst Entertainment and Syndication

 Hearst Entertainment & Syndication, a unit of Hearst Corporation, is the operating group responsible for Hearst's interests in cable television networks, television production and distribution, newspaper syndication and merchandise licensing. Hearst owns substantial stakes in ESPN; A&E Television Networks, including the A&E, History and Biography channels; Lifetime; and international Cosmopolitan channels. Cosmopolitan Television was first launched in Spain in March 2000 and exists in more than 20 countries, including Spain, Mexico, Argentina and now Canada. Hearst Magazines’ Cosmopolitan, with 58 international editions, is published in 34 languages and distributed in more than 100 countries. Hearst also owns King Features Syndicate, a major newspaper syndication and merchandise licensing company. Hearst Entertainment, Inc. produces reality programming and administers distribution of Hearst's TV movie library.

 For high-resolution images, please visit http://pressroom.corusent.com.   For further information, please contact: Sally Tindal Director, Communications Corus Entertainment 416-530-5121

9/25/2007
NELVANA ENTERPRISES AND PUFF TV OFFER THE BACKYARDIGANS IN VOD

(Toronto, Canada) Puff TV Ltd., a pre-school interactive video-on-demand (VOD) channel based in Tel Aviv, has signed a VOD deal with Nelvana Enterprises for The Backyardigans, the hit co-production from Nick Jr. and Nelvana. The series will be an additional offering from Puff TV channel’s extensive VOD catalog. The deal covers 40 episodes available to a number of major Western European territories including France, Germany, Italy, Spain, Belgium and the Netherlands, as well as to Israel, Hong Kong and Taiwan. The Backyardigans is already a favourite with kids and families around the world, airing on Nick Jr. and other broadcast channels. The Backyardigans are five adorable friends who put their imaginations together to turn their backyards into fantastical settings as they sing and dance their way through epic adventures. Each CGI-animated show has original music and choreography, performed by real dancers whose movements are then recreated in animation. The stories are inventive and fun, often containing an element of mystery or intrigue. “The Backyardigans is definitely a leading series that will boost our Puff TV awareness in our target markets.” said Yuval Kalati, VP Content at Puff TV. “With the Puff TV channel, children will be able to play and interact with their favourite characters for the first time through VOD”. “We are excited to team up with Puff TV to launch The Backyardigans on VOD. The popularity of the series continues to build and its availability on VOD will only add to its growing international appeal,” said Doug Murphy, President, Nelvana Enterprises.

About Puff TV Ltd.

Founded in 2005, Puff TV is the world's first iVOD (interactive VOD) TV channel for babies and pre-school children and a leader in its niche. With Puff™, children and their parents can order on-demand TV shows and movies, play games designed especially to develop reading, problem-solving, math and creative abilities, listen to stories, and sing-along karaoke style favorite songs. The Puff™ concept is built by industry experts, children's psychologists and GUI specialists that have vast experience with pre-school children’s curriculum and behavior. For more information please visit http://www.puff-tv.com

About Nelvana Enterprises

With a focus on delivering quality branded entertainment as well as providing distribution and merchandise licensing opportunities on multiple platforms, Nelvana Enterprises oversees new media partnerships, global broadcast, DVD and video-on-demand sales, and consumer .products licensing internationally for animated properties from Nelvana Studios and select production partners. Nelvana Enterprises stable of award-winning and globally renowned brands include literary classics Babar and Franklin as well as new shows such as Ruby Gloom and Di-Gata Defenders. Nelvana Enterprises is owned by Corus Entertainment Inc., a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children’s book publishing and children’s animation. The company’s multimedia entertainment brands include YTV, Treehouse, W Network, Movie Central, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.

For more information, please contact: Diana Pitt Nelvana Enterprises 416-530-2801 Erez Lahav Puff TV Ltd. +972.3.613.2501 (Tel Aviv)

EXHIBIT VII

Draft transcript of comments made recently to the Standing Committee on Canadian Heritage, House of Commons, Parliament of Canada

The Chair:
Okay, thank you very much. Mr. Del Mastro, please.

Mr. Dean Del Mastro, Member of Parliament (Peterborough, CPC):
Thank you, Mr. Chair.  Mr. Cassaday, first of all, thank you for appearing today with your colleagues.  First, I wanted to thank you. You mentioned it a couple of times about the investments that you make into Peterborough and the contributions that Corus has made. I just wanted to acknowledge that, that both CHEX TV, the Wolf 101.5 Radio and KRUZ Radio are substantial contributors to our local community, as are the CTVglobemedia stations that operate in Peterborough, as well.

You made six specific recommendations. I note that none of them are fee-for-carriage, but you're operating in the same space as CTV and CanWest, with both specialty and over-the-air. You don't believe that the model is broken.

Mr. John Cassaday:
We don't. We believe that there certainly is a sectoral issue here. They are being fragmented, just like Henry Ford's black Ford was being fragmented by new car designs and new colours. The answer in our mind is portfolio balance. We encourage companies to invest in new digital channels, new digital platforms and to create the critical mass that they need to succeed by building up a strong portfolio of assets around that strong core that they have with conventional.

Mr. Dean Del Mastro:
So you actually are considering the company as a whole, which is an argument that we've heard. Some companies have come in and said, “No, you just have to look at our over-the-air. Don't look at what we're doing on speciality, even though we're in that business”. They just want us to look at over-the-air. You're actually looking at a balance of your entire offering and looking at how you're balancing that operation. Is that correct?

Mr. John Cassaday:
Yes. We think that's the way most people would look at their portfolio. From a financial investment perspective, you might be very upset about a particular investment, but would take comfort in the fact that overall you're outperforming the market. I think that's why people choose to invest in portfolios, as opposed to single stocks. Same applies here.

Mr. Dean Del Mastro:
Thank you.

Note: The final transcript of this meeting will be available on the Standing Committee of Canadian Heritage web site at:

 http://www.parl.gc.ca/chpc-e

EXHIBIT VIII

Projection meetings

There are approximately seven or eight projection meetings each year and therefore seven or eight projection meeting packages prepared and provided to the CODM.  These meetings generally occur in the month prior to a quarter-end and the month following a quarter-end.  The meetings are chaired by the Vice President, Controller and are attended by the CEO and CFO, the Divisional Presidents, the divisional VPs of finance and members of their finance staff.  The meetings are not regularly attended by operational executives below the level of Divisional President.

The following package is representative of a package following a quarter-end.  As June is the month where third quarter results are compiled, the package contains a discussion of the third quarter actual results as well as a projection of the fourth quarter and full fiscal year.

By contrast, the package from the meeting in the previous month of May would not have included a discussion of actual results, but instead would have focused on the projection for the third quarter and full year.

The Divisional Presidents will generally provide an overview of issues and trends impacting their businesses.  The detailed divisional results and projections are then presented to the CEO and CFO  by the VPs of finance and their finance teams.  The focus is on issues impacting financial performance, metrics and key performance indicators, and risks and opportunities relative to the forecast.

Projection packages provide a matrix of actual and forecast information related to the three segments:

•	Quarterly and year-to-date revenues and profits for Television, Radio and Content in total compared to budget and prior year

•	Quarterly and year-to-date revenues and profits for Kids, Lifestyle and Other in Television and West, Ontario and Quebec in Radio compared to budget and prior year.

•
Segmented forecasts of total significant P&L line items for Television, Radio and Content in total.  Significant P&L line items include: national and local advertising revenue, subscriber revenue, new media revenue; amortization of program rights; various operating expense categories, etc.  Because of the high level of allocated costs in both Radio and Television, discussion of expenses is generally done at the aggregate level.

The disaggregated operating results information in projection meeting packages (Television - Kids, Lifestyle and Other; Radio - East, West and Quebec) are generally intended to provide context for a discussion of results,  For example, it is common when discussing the Canadian economy to differentiate between western Canada, Ontario, Quebec and the maritime provinces, and so when presenting Radio results it makes sense to aggregate our 52 radio stations in this manner.  From Radio’s perspective, however, in fiscal 2008 the business was not managed at this level.  Instead, stations were managed at a cluster level, with a general manager at each cluster (i.e. city).  These cluster managers reported directly to the president of Radio.  Cluster operating results are not regularly presented to the CODM.  You will also note the narrative explanation of Radio results included in the projection meeting packages do not comment on East, West and Quebec.  Instead, the narrative focuses on the total specific P&L line item results for Radio overall for which the Radio divisional president is responsible (eg. national and local advertising revenue, subscriber revenue, new media revenue; amortization of program rights; various operating expense categories; etc.).  This is consistent with the fact that in fiscal 2008 the business was not managed at the Ontario, West and Quebec levels.

For the Television segment, the disaggregation presented in the projection package is in fact reflective of how Television manages itself.  There are executives responsible for the Kids and Lifestyle broadcasting business.  This disaggregation is entirely a construct of the Television division’s own priorities and decisions on structure and was not mandated by the CODM.  This disaggregated presentation has changed over the years.  For example, in the past results have been presented by brand (ie broadcast channel) or subtotaled by service type (ie Specialty/Premium/Other).

EXHIBIT IX

Executive compensation table from management circular

Table 7 - Summary Compensation Table

		Annual Compensation			Long-Term and Mid-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions (#)	PSU Payouts ($)	All Other Compensation ($)
John M. Cassaday	2008	875,000	970,988	168,894	73,000	17,800	—	21,000
President and CEO	2007	800,000	867,600	154,385	—	47,107	—	20,000
	2006	800,000	1,200,960	143,109	200,000	58,550	—	19,000
Thomas C. Peddie	2008	442,900	327,657	—	18,000	4,400	—	21,000
Senior Vice-President	2007	430,000	310,890	—	—	15,192	488,300	20,000
and CFO	2006	412,000	412,330	—	60,000	18,070	386,300	19,000
Heather A. Shaw	2008	825,000	915,503	—	60,200	14,800	—	21,000
Executive Chair	2007	750,000	813,375	155,301	—	44,142	—	20,000
	2006	750,000	1,125,900	161,352	—	54,866	—	19,000
John P. Hayes	2008	542,450	92,217	—	22,600	—	—	21,000
President, Radio	2007	542,450	367,013	—	—	23,956	488,300	20,000
	2006	530,450	124,143	—	60,000	29,124	386,300	19,000
Paul W. Robertson	2008	481,500	325,842	—	20,000	5,600	—	21,000
President, Television	2007	481,500	385,200	—	—	21,264	488,300	20,000
	2006	463,500	444,606	—	60,000	25,439	386,300	19,000

EXHIBIT X

Excerpt from AIF filed in November 2007:

DESCRIPTION OF THE BUSINESS

Corus’ principal business activities are conducted through three operating groups: Radio, Television and Content, as described below.

RADIO

Description of the Industry

The Canadian radio industry has historically been fragmented, with most stations being owned locally and oriented towards local advertisers and markets. In April 1998, the CRTC adopted a new radio multiple ownership policy.  In any market where there are at least eight commercial radio stations in English or French, a single owner can own as many as two AM and two FM stations in that language. Since then, there has been a significant amount of consolidation of ownership within the radio industry.

According to the CRTC, as of December 31, 2006, there were 649 commercial radio stations in Canada of which approximately 72% were FM stations and 28% were AM stations.

The industry is dependent upon advertising revenues for economic performance and growth. According to the CRTC, the industry generated over $1.415 billion in revenues in 2006 up 5.7% versus last year. Radio stations compete for advertising dollars with other radio stations and many other forms of media. According to industry sources, the radio industry captures approximately 17% of an estimated $8.4 billion spent on advertising in Canada, compared to the newspaper and television industries, which capture approximately 38% and 31% of the total, respectively. According to the CRTC, in 2006, local advertising and national advertising represented 75% and 25%, respectively, of total radio advertising revenues.

Radio is an efficient, cost-effective medium for advertisers to reach specific demographic groups. Stations are typically classified by their on-air format, such as classic rock, country, adult contemporary, oldies and news/talk. A station’s format and style of presentation enables it to target certain demographics. By capturing a specific share of a market’s radio listening audience, with particular concentration in a targeted demographic market, a station is able to market its broadcasting time to advertisers seeking to reach that specific audience demographic. Advertisers and stations utilize data published by audience measuring services, such as Bureau of Broadcast Measurement (“BBM”), to estimate how many people within particular geographical and demographic markets listen to specific stations. The number of advertisements that can be broadcast without jeopardizing listening levels, and the resulting ratings, is determined primarily by the format of a particular station and the local competitive environment. The number of advertisements that can be broadcast is not regulated.

Radio broadcasters are continuing to see the importance of new media outlets to work in tandem with the traditional radio stations.  There is a growing need to ensure that strong local websites exist for each station to offer advertisers an opportunity to complement on-air campaigns with an interactive element not previously possible through radio streaming alone. A successful combination of on-air and on-line streaming will lead to increased brand awareness for the radio broadcaster and the advertiser and should translate to a rise in ratings and advertising revenues.

Advances in digital technology have now made subscription radio a reality. Subscription or Satellite radio provides a number of channels of programming to listeners for a flat monthly fee. Three licenses were approved by the CRTC in 2004 to distribute digital radio signals across Canada.  Two of these licenses were launched in 2005 and now distribute digital signals via satellite.  The third license has not been pursued to date on the basis of existing license conditions. Results to date indicate some minor penetration in the market place.

Business Overview

Corus’ radio group (“Corus Radio”) comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario.

Corus Radio is the largest radio operator in Canada in terms of audience reach and tune-in. According to BBM’s Survey 1 2007 (“S1 ’07”), Corus led the industry with a market share of 29.1% in terms of audience reach, compared to its closest competitors, Standard Radio and Rogers Media, which had market shares of 21.4% and 18.0%, respectively, in terms of reach, during that same period. Corus Radio reaches one in three Canadians on a weekly basis.

Corus Radio operates stations primarily in urban centres in Canada, including Montreal, Quebec City, Toronto, Hamilton/Burlington, Winnipeg, Edmonton, Calgary and Vancouver, and in the densely populated area of southern Ontario. Corus Radio operates news/talk stations in nine out of Canada’s 10 largest markets by population (Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, London, Toronto, Quebec City and Montreal).  Corus is well positioned in the Toronto market through its three stations that focus on adults 18 to 49: Q107, 102.1 The Edge and AM 640.  Corus Radio news & talk stations continue to be the most listened to AM stations in Calgary, Edmonton, Vancouver and Winnipeg, measured by audience tuning.

Corus Radio’s primary method of distribution is over-the-air, analog radio transmission.  Each radio station’s content is available to audiences through traditional analog radio receivers at the particular station’s licensed frequency on the AM or FM band.  The following table sets out particulars of Corus’ radio stations as at October 31, 2007:

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)
B.C.
Vancouver	CKNW (CKNW 980)	AM	News/Talk	A35+	1	13.1
	CFOX (The Fox)	FM	Active rock	M18-34	1	17.8
	CFMI (Rock 101)	FM	Classic rock	M25-54	1	12.8
	CHMJ (AM 730)	AM	Traffic	M25-49	14	0.4

Alberta
Calgary	CKRY (Country 105)	FM	Country	A35-54	2	10.9
	CHQR (QR77)	AM	News/Talk	A35+	3	10.5
	CFGQ (Q107)	FM	Classic rock	M25-49	3	10.7
Edmonton	CHED (630 CHED)	AM	News/Talk	A25+	1	13.6
	CKNG (JOE)	FM	80’s/90’s	A25-49	1	14.2
	CISN (CISN Country)	FM	New country	F35-54	3	9.6
	CHQT (Cool 880)	AM	Oldies	A35-54	11	1.6

Manitoba
Winnipeg	CJOB (CJOB 680)	AM	News/Talk/Sports	A35+	1	22.2
	CJZZ (99.1 Cool FM)	FM	Smooth adult jazz	A35-64	10	2.9
	CJKR (Power 97)	FM	Rock	M18-34	1	26.1
Ontario
Barrie	CIQB (B101)	FM	Hot adult contemporary	A25-54	2	12.1
	CHAY (The New CHAY)	FM	Adult contemporary	A25-54	5	5.7

Location	Call letter	Frequency	Format	Target	Rank	Audience share (i)
Burlington	CING (Country 95.3)	FM	Country	A25-49	3	5.4
Cambridge	CJDV (DAVE)	FM	80’s/90’s	A25-49	3	11.6
Collingwood	CKCB (The Peak)	FM	Adult contemporary	A25-54	NA	NA
Cornwall	CFLG (Variety 104.5)	FM	Adult contemporary	A25-49	1	24.0
	CJSS (Rock 101.9)	FM	Rock	M25-54	2	10.6
	CJUL (Jewel 1220)	AM	Oldies	A50+	2	14.2
Guelph	CJOY (1460 CJOY)	AM	Oldies	A35+	1	7.0
	CIMJ (Magic 106.1)	FM	Adult contemporary	A25-49	1	18.0
Hamilton	CJXY (Y108)	FM	Rock hits	M25-49	1	15.2
	CHML (AM 900)	AM	News/Talk	A35+	2	10.5
Kingston	CFMK (JOE)	FM	80’s/90’s	A25-49	4	6.0
	CFFX (Oldies 960)	AM	Oldies	A35+	5	5.1
Kitchener	CKBT (91.5 The Beat)	FM	Contemporary hit	A25-44	4	7.4
London	CFPL (FM 96)	FM	Rock	M18-49	1	24.1
	CFPL (AM 980)	AM	News/Talk	A35+	5	4.9
St. Thomas	CFHK (Fresh FM)	FM	Contemporary hit	A18-34	2	16.2
Peterborough	CKWF (The Wolf)	FM	Rock	A25-49	1	28.2
	CKRU (980 Kruz)	AM	Oldies/Sports	A35+	3	12.5
Toronto	CFNY (102.1 The Edge)	FM	New rock	M18-34	1	17.7
	CILQ (Q107)	FM	Classic rock	M25-49	1	11.5
	CFMJ (AM 640)	AM	News/Talk	M25-49	12	2.8
Woodstock	CKDK (The Hawk)	FM	Classic rock	M25-49	1	17.3
Quebec
Gatineau	CJRC	AM	News/Talk	A35+	3	11.7
Montmagny	CFEL	FM	Soft rock	A25-54	NA	NA
Montreal	CFQR	FM	Adult contemporary	F25-54	1	29.2
	CKOI	FM	Contemporary hit	A25-54	5	8.9
	CKAC	AM	News/Talk/Sports	A35+	7	3.2
	CINW (940 News)	AM	News/Talk	A35+	5	4.0
	CHMP	FM	News/Talk	A25-54	3	10.6
	CINF (Info 690)	AM	News	A35+	9	1.1
Quebec City	CHRC	AM	News/Talk	A35+	6	6.1
	CFOM	FM	Adult contemporary	A25-54	5	8.6
Saguenay	CKRS	AM	News/Talk	A35+	1	24.2
St. Jerome	CIME	FM	Adult contemporary	A25-54	1	11.2
Sherbrooke	CHLT	AM	News/Talk	A35+	4	11.3
Trois Rivieres	CHLN	AM	News/Talk	A35+	4	8.5

(i) Sources:	S2’07 - Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, Toronto, Gatineau, Montreal, Quebec City, S4’06 - Cornwall, Guelph, Peterborough, Woodstock; St. Jerome, S1’07 - All other markets

Corus Radio derives the majority of its revenues from advertising sales. Revenues for fiscal 2007 and 2006 were $276 million and $268 million, respectively.

Revenues from Corus Radio are derived mainly from two types of advertising: (a) advertising by local advertisers who are generally local merchants and who operate in the trading area encompassed by the station’s signal; and (b) advertising by national businesses such as automotive manufacturers, breweries, banks, fast food chains and similar operations which develop national advertising campaigns. The extent to which Corus’ advertising revenues are from local or national advertising depends on the given market.  In 2007, approximately 75% of Corus Radio’s revenues were derived from local advertising.

In addition to advertising revenues, Corus Radio derives a smaller portion of its revenues through non-traditional revenue sources (non-airtime).  Websites have proven to be extremely popular with audiences and advertisers and are a growing source of revenue.  Corus Radio has very loyal listeners that continue to be connected to the station for the music, the hosts, the events and information-entertainment that is present on Corus websites.  With approximately 1,200,000  people registered to Corus Radio’s stations’ web-clubs and permission-based e-mail, the stations are able to develop one-to-one relationships and connect audiences with advertisers in areas that meet their needs.  Other sources of non-traditional revenue include sponsorships, concerts and other events that allow Corus Radio to diversify its revenue streams and reach more potential listeners.

Operating Strategy

Corus Radio has a focused strategy for the coming fiscal year.   It will continue to emphasize growth in the listener and advertising base in the top 10 markets in Canada.  It will strengthen core competencies of both sales management and programming.  Corus will seek to dominate its target demographics.  The Company will leverage new media to connect audiences with advertisers.

During fiscal 2007, Corus concluded the purchase of two FM stations (CJZZ and CKBT) in Winnipeg and Kitchener from Canwest Media Works.  The transaction closed on July 28, 2007.  In addition, Corus Radio announced on June 18, 2007 that it had reached an agreement to buy one radio station from an independent operator in Sherbrooke, QC and also announced on August 9, 2007, the sale of one radio station in Quebec City, QC.  Both transactions are subject to approval by the CRTC which is expected in early 2008.

Corus Radio is committed to providing the best quality in programming for the listener.  Corus Radio stations boast key proprietary personalities that are both highly recognized in their communities and dedicated to Corus programming standards.  The Company is committed to reformatting stations when research shows that there is a need.  In fiscal 2007, Corus’ recently reformatted stations continued to gain traction with their targeted demographics.

Corus Radio aims to be rated by audience measuring services, such as BBM, as number one or two in the targeted demographic for their relevant markets, by continuing to provide attractive programming. Corus Radio has a clustering strategy pairing AM and FM radio stations to the limits allowed by the CRTC for the given market. Such clustering improves operating performance by expanding demographic coverage of the market, thereby providing local and national advertisers with an attractive and efficient medium with which to allocate their advertising dollars.  Clustering also provides opportunities to share costs between radio stations, thereby improving operating margins.

Corus Radio is also committed to having the best radio sales force in the industry.  In 2002, Corus launched Corus Radio Sales University, an internal training course designed to provide the sales team with the tools to succeed.  Stage one is an 80-hour on-line training session that is an orientation to customer-focused selling.  Stage two involves on-site training and customer calls with the trainer who visits every major market cluster at least twice a year.  To date, all of the Corus radio sellers and managers in the major markets have completed both stage one and two of the training.  All new sales representatives and managers hired by Corus must participate in the training.

Corus owns a 50% stake in Canadian Broadcast Sales (“CBS”), in partnership with Rogers Media.  CBS is Canada’s leading national sales representation firm. In 2007, Corus Radio entered into a joint venture with Cogeco to form Group Force Radio a new sales representation firm in the province of Quebec. Similarly to CBS, Group Force Radio will focus on developing and delivering increased National revenues for the Corus Radio operations in the province of Quebec.

Corus Radio will continue to leverage new media to expand its audience and give new opportunities to advertisers through a series of strong local websites to complement Corus’ radio stations.  On-line audio streaming through websites affords the broadcaster and advertiser a more personal connection with the listener not available through traditional radio.

Competitive Conditions

Radio stations compete for advertising dollars with other radio stations in their respective market areas as well as with other forms of media such as conventional television, specialty television networks, daily, weekly, and free-distribution newspapers, outdoor billboard advertising, magazines, other print media, direct mail marketing, and the Internet. In each market, Corus’ radio stations face competition from other stations with substantial financial resources, including stations targeting the same demographic groups. In markets near the U.S. border, such as Kingston, Corus also competes with U.S. radio stations. On a national level, Corus competes generally with Standard Radio, Rogers Media, CHUM Radio and Astral, each of which owns and operates stations across Canada. The acquisition of Standard Radio by Astral was approved by the CRTC on September 28, 2007.  At the time of writing the transaction had not yet closed.  CHUM Radio was acquired by CTVglobemedia during the fiscal year 2007.

Factors that are material to competitive position include the station’s rank in its demographic, market share of audience, authorized power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of stations in the market area.

TELEVISION

Corus’ television group (“Corus Television”) comprises specialty television networks, premium pay television services, three local television stations, and other media services.

Description of the Industry

According to the CRTC Broadcasting Policy Monitoring Report 2007, there were approximately 9.978 million subscribers to television programming services in 2006. There were approximately 7.3 million cable subscribers and 2.628 million direct-to-home (“DTH”) satellite and multipoint distribution systems (“MDS”) subscribers. Total digital subscribers were approximately 5.789 million, up from 5.275 million a year earlier.

Specialty and Premium Pay Television Networks

Specialty and premium pay television networks generated $2.5 billion of combined advertising and subscriber revenues in 2006. Specialty and premium television networks are available to those Canadians who subscribe to the service package of a particular broadcasting distribution undertaking (“BDU”) (i.e. cable television, direct-to-home satellite and multipoint distribution systems). Specialty television networks provide special interest, news, sports, arts and entertainment programming, while premium television networks provide commercial-free movies, series and special event programming.

Specialty and premium pay television networks each obtain revenues by charging a monthly subscriber fee to cable and direct-to-home satellite operators.  Subscriber fees are the sole source of revenues for licensed premium television services, while specialty services can also generate advertising revenue.  The CRTC regulates the maximum subscriber fee if the network is included as part of the basic cable service of a large cable operator, but not if the network is carried on a discretionary tier. Regardless, the amount of the subscriber fee is specified in the network’s agreement with the BDU. Digital specialty services are carried on a discretionary tier of digital-only theme packages, as a stand-alone digital offering, or as part of individual premium services provided to digital subscribers.  Specialty and premium television networks benefit from these subscriber fees, which are supported by the high level of cable and satellite penetration in Canada. Subscribers to discretionary tiers pay monthly fees to their BDU that reflect an amount for the basic service, plus an additional amount for specialty and premium television networks for which they subscribe on discretionary tiers.

Because all subscribers receive at least basic service, specialty television networks that are carried on a basic tier typically have a much higher number of subscribers. The number of subscribers for a cable network in a discretionary tier depends primarily upon pricing and subscriber preference. A specialty television network’s subscriber penetration will also benefit to the extent it is packaged or tiered with other popular specialty television networks. As a consequence, discretionary specialty television networks that are popular (or are otherwise packaged with popular specialty television networks) can generally be priced at rates above those for specialty television networks on basic service.

Unlike premium television networks, which are prevented by CRTC regulations from obtaining advertising revenues, specialty television networks may obtain both subscriber and national advertising revenues. Specialty television networks appeal to advertisers seeking highly targeted markets. The CRTC limits national advertising to 12 minutes an hour but does not regulate advertising rates, and specialty television networks are not required to share a portion of their advertising revenues with the cable and DTH satellite operators. According to the CRTC, television advertising in 2006 totaled approximately $3.2 billion in Canada.  Specialty television networks received a 27% share of total television advertising revenues, or approximately $882 million, up from $769 million or a 26 % share of total television advertising revenues in 2005.

Canadian specialty and premium television networks have experienced subscriber growth over the past decade due to the advances in cable-based delivery systems and the growth of DTH satellite services. In November 2000, a number of new digital specialty television network licenses were awarded by the CRTC for launch commencing September 2001. Of these licenses, 21 were Category 1 and 262 were Category 2. Since the initial awarding of 262 Category 2 licenses, additional Category 2 licenses have been granted.  However, as of December 2006, approximately 79 Category 2 digital networks are in operation.  It remains unclear how many of the remaining Category 2 networks will be launched in the future.

Local Television

Local television stations are licensed by the CRTC and provide over-the-air broadcast television signals to viewers within a local geographical market or on a network basis.  The CRTC has licensed three English-language television networks, two private commercial networks and one public network.  The private commercial networks are operated by CTV Television Network Inc. (“CTV”) and Global Television Network (“Global”) with the Canadian Broadcasting Corporation (“CBC”) operating the public broadcasting network.  In addition to receiving conventional television signals off-air, the majority of Canadian viewers have access, either directly or through a BDU, to the television signals of U.S. border stations which are generally affiliated with one of the four U.S. commercial networks (ABC, NBC, CBS and Fox) and a Public Broadcasting Service station.  Canadian conventional television stations generate revenue from advertising and receive no subscription revenues.  The number of commercial messages that a station may broadcast is restricted to 12 minutes an hour and in some instances, as in the case of Corus’ Oshawa television station, is dependent on the production of local programming.  These advertising limits will be relaxed and eliminated over the next two years. The success of conventional television is dependent on the quality of programming which results in audience ratings that in turn attract advertisers to a station or network.  In the case of stations affiliated with the CBC, the local, private affiliated station receives a fee from the CBC to air or broadcast CBC national programming at certain designated times, in addition to being able to generate advertising revenues.

Other Media Businesses

Digital audio services distribute music in a digital mode to homes served by BDUs. A digital stream is delivered via cable or satellite to a “set top” box and converted to a signal that a residential customer’s television or audio system can understand. A variety of music formats are available, including channels devoted exclusively to classical, rock, jazz, country and many other music genres. Residential digital audio services are subject to licensing requirements by the CRTC.

Cable advertising services provide commercial customers with wide coverage, high-frequency advertising at rates that are competitive with other forms of media. The business is exempt from licensing or regulatory requirements.  An access fee is paid to the cable provider.

New Products

The trend in the television sector is in innovative new products and services in the digital environment. The emphasis on instant gratification for consumers is dominating the industry. New product offerings will fuel growth in the digital sector, reduce churn and contribute to incremental revenue growth.  Video-on-demand (“VOD”); Subscription video-on-demand (“SVOD”); High Definition Television (“HDTV”); and Personal Video Recorders (“PVR”) all provide greater choice in delivery to the consumer and increase the amount of digital subscriptions for the provider.  A description of these new digital products is as follows:

•
VOD provides an alternate method for the supply of video and related content material over cable and telecommunications networks. For broadcasters it represents a fundamental shift from a linear program service to the consumer having complete control over the programming segment.

•	SVOD is a video-on-demand service offered at a flat subscription price that provides viewers with unlimited access to select programs from the libraries of featured cable networks.

•
HDTV is a high-resolution digital television service combined with Dolby Digital surround sound. This combination creates an unparalleled combination of sound and image. HDTV requires new production and transmission equipment at the HDTV stations, as well as new equipment for reception by the consumer. The higher resolution picture is the main selling point for HDTV.

•
A PVR is a Personal Video Recorder or an interactive television recording device.  Like the VCR, a PVR records and plays back television programs, but unlike the VCR, it stores the programs in digital as opposed to analog form, allowing the user the ability to watch what they want when they want.

Business Overview

Corus had the following interests in specialty and premium television networks in Canada as at October 31, 2007:

Network	Description of programming	Interest
YTV	Children/Family	100%
Treehouse TV	Preschool children/Parents	100%
W Network	Lifestyle and entertainment geared to women	100%
Country Music Television	Country music/Country lifestyle	80%
Telelatino	Canadian-Italian and Spanish	50.5%
TELETOON	Children/Family/Adult animation	50%
The Food Network Canada	Food related	20%
Movie Central	Premium movies and series	100%
Encore Avenue	Classic movies	100%
Discovery Kids (Digital Service)	Children/Family	53.6%
SCREAM TV ( Digital Service)	Horror movies and series	51%
Cosmopolitan Television	Lifestyle and entertainment geared to working women aged 18 to 34	54%

Specialty Television Networks

Corus Television’s group of specialty television networks appeal particularly to kids, teens and women, much-coveted target groups among Canadian marketers.  Corus Television’s specialty networks have a 41.4% higher cumulative average minute audience (2-54 demographic) than its nearest competitor, based on BBM Nielsen Media Research (“BBM NMR”) 06/07 broadcast year data. Each of the analog specialty television networks is ranked among the top three analog television networks based on targeted demographics.

YTV is a specialty television network dedicated to programming for children and teens aged two to 17. YTV broadcasts 5 of the top 20 children’s shows in Canada in the Kids 2-11 demographic, based on the BBN NMR 06/07 broadcast year data.  This network reaches children beyond the television with interactive events and initiatives including ytv.com, a top Canadian kids’ website. YTV is generally carried on the basic tier.

Treehouse TV is a specialty service in Canada dedicated to preschoolers (aged two to five). Treehouse TV operates on a 24-hour basis offering a commercial-free television environment in its preschool programming that reflects the interests and developmental levels of young children.  Treehouse TV broadcasts 50 of the top 50 preschool shows in Canada, based on BBM NMR  06/07 broadcast year data.

W Network is a specialty television service dedicated to serving the needs and interests of women.  On April 15, 2002, the service, which was previously known as WTN, was rebranded, reformatted and relaunched as W Network.  Since the relaunch, W Network has achieved a 100% growth in its core demographic of women 25-54. Recent Nielsen statistics indicate that W Network is tied for the highest average minute audience of all Canadian specialty networks for W25-54 and is watched by 11 million Canadians in an average month.

Country Music Television (“CMT”) is a specialty service dedicated to exhibiting country music videos, a prime-time lineup of comedy and drama series, movies and specials, music programming and daily entertainment news.    In 2000, the network established the Video Advantage Program to support the development and production of original Canadian music videos for emerging artists.  Corus has a 90% voting interest and an 80% equity interest in CMT.  The remaining 10% voting interest and 20% equity interest is held by Country Music Television Inc., the operator of a similar service in the United States.  According to recent Nielsen statistics, CMT has seen an 88% increase in the adult 25-54 demographic over the past five years and the network has more than doubled its prime time audience in the five year period.

Telelatino, in which Corus acquired a controlling interest in November 2001, is an ethnic specialty service that offers general interest domestic and international programming in the Italian, Spanish and English languages.

Currently, Corus offers two digital specialty television networks: Discovery Kids, which offers children informative and entertaining programming with an emphasis on action, adventure and the environment; and SCREAM TV, which offers horror theme through a movie-rich schedule of classic and modern thrillers, cult favorites and popular series.  These services were launched in September 2001.  Corus will launch a third digital specialty television network Cosmopolitan TV, which will offer lifestyle and entertainment programming geared to working women 18-34, early in calendar 2008.  Corus also holds interests in the following specialty television networks:

•
A 50% interest in TELETOON, which is a Canadian specialty service featuring a wide range of animation programming in all forms. TELETOON is available in both an English language version and a French language version. For fiscal 2006, Corus had a 40% interest in TELETOON, however, in fiscal 2007 this interest increased to 50%.

•	A 20% equity interest in The Food Network Canada, a specialty service which provides information and entertainment programming related to food and nutrition.

Revenues from Corus’ specialty television networks are derived primarily from subscriber fees and advertising.  In fiscal 2007, subscriber fees accounted for 39% and advertising accounted for 59% of total revenues from the specialty television networks.

Premium Television Networks

Movie Central and Encore Avenue provide premium television services in western Canada, featuring blockbuster movies, series and specials from diverse genres on six channels. Each channel broadcasts commercial-free 24 hours a day, seven days a week. The Movie Central brand consists of four channels and the Encore brand consists of two channels.

Revenues from premium television networks have experienced significant growth over the past two years as a result of increased direct-to-home satellite and digital cable subscribers. As at August 31, 2007, Corus’ Movie Central service had 883,000 subscribers, a 7% increase in year-over-year subscribers, representing penetration of approximately 50% of digital cable and direct-to-home satellite subscribers in western Canada.

Local Television

Corus owns three local television stations - one in each of Kingston, Peterborough and Oshawa, Ontario. Each is an affiliate of the CBC.  These were acquired in April 2000 as part of the Power Broadcasting acquisition.

Revenues are almost exclusively derived from advertising. In fiscal 2007, national agency directed clients and local advertisers accounted for a combined 85% of revenues.  CBC network affiliate payments amounted to 12% of revenues, with the remaining 3% originating from a variety of other sources.

Other Media Services

Corus Custom Networks primarily operates TV listings channels, providing viewers with current and easily accessible listings for the local cable television program lineup. Revenues for Corus Custom Networks are derived through advertising.

Max Trax is a residential digital audio service launched in the spring of 1997.  Max Trax is a partner in a joint marketing agreement with CBC to offer a 40 channel service package.  Max Trax is carried by cable operators and direct-to-home satellite operators.  Revenues from Max Trax are earned through subscriber fees.

Operating Strategy

Corus has reorganized its television division to focus on two strategic portfolios. The kids’ portfolio includes YTV, Treehouse TV, TELETOON, Discovery Kids and the Nelvana Studio.  The consolidation of the kids assets will allow for shared programming, a streamlined development process, the ability to create and maintain multi-platform rights in Canada and ensure stable output with cost certainty for the studio.  The Lifestyle, Drama and Movies portfolio includes the operations of W Network, CMT, Telelatino, Movie Central, Encore Avenue, Cosmopolitan TV and SCREAM TV.   Management is responsible for generating program buying synergies, developing strategies for integrating operations where possible, as well as consolidating cross-promotion and marketing opportunities and joint sales initiatives.

Corus Television’s operating strategy remains focused on four key areas: (i) increasing its position in the kids’ and women’s genres, (ii) leveraging the competitive position of Corus Premium Television, (iii) building key relationships with BDUs and (iv) maximizing operational synergies across all Corus brands.

Corus will continue to focus on managing and growing its core business.  The Company will continue to explore new platform opportunities and make investments to test where appropriate.

Kids

Corus Television continues to lead the kids’ entertainment marketplace in Canada through programming on YTV, Treehouse TV, TELETOON and Discovery Kids.  Corus Television intends to drive revenue growth in the kids sector by building program ratings, building the kids market by attracting new advertisers and building new revenue sources.  Corus Television will also focus on programming and operational synergies across its properties.

The integration of Nelvana Studios and the interactive group maximizes new platform efforts, an increasingly important segment of the kids market.  The consolidation of the development streams has ensured that Corus continues to create superior content which will drive ratings.  The studio will continue to provide content to Teletoon to meet that networks unique needs.

The kids’ market and new media provide growth opportunities.  Corus Television will capitalize on the growth in the home entertainment industry by constructing and investing in the new media platforms such as VOD, SVOD and interactive games, including massive multiplayer on-line games (“MMOG”) to create new revenue streams.  Sales of branded DVDs, CDs and other merchandise will also fuel revenue growth in the kids’ area.

Lifestyle, Drama and Movies

Corus Television has achieved a leadership position in the women’s genre with its W Network targeting women aged 25-54.  The viewing audience in this demographic has increased 100% since the 2001-2002 season, making W Network one of the leading specialty service for women.  In fiscal 2007, W Network is tied for the highest average minute audience of all Canadian specialty networks for women 25-54.  W Network intends to invest in its programming to maximize audience growth and revenue potential.  W Network is building an outstanding programming schedule anchored on movie blocks, lifestyle shows and drama and comedy series.  The Company will focus on new media opportunities and platforms to deliver the programming that the target audience wants, in the format they want it in, through the wnetwork.com website and other merchandise offerings.

Corus Premium Television services, has been integrated into the Toronto facility.  The service will continue to operate under two separate licenses (Movie Central and Encore Avenue), and will continue to focus marketing effort on customer acquisition and retention. Having established a track record of successful direct marketing campaigns, undertaken with the cooperation of key cable and satellite providers, Corus will continue to capitalize on the growth in the number of digital households in western Canada as well as up-selling current digital households. Demand for movies and new original dramatic series continue to fuel strong interest in the service’s programming. To this end, Movie Central has secured output agreements with major Hollywood studios for exclusive programming, such as first windows on blockbuster feature films and new HBO and Showtime products. These agreements allow Movie Central to premiere HBO series on Movie Central at the same time as they debut in the United States.

Corus Premium Television is also leading with innovative new digital product offerings which will fuel digital growth, reduce churn and contribute incremental revenues.  In this regard, Corus Premium Television established the first SVOD product in Canada, Movie Central Express.  Movie Central Express showcases programming from five major Hollywood studios with up to 90 hours of unique programming each week. In conjunction with Shaw’s VOD service, this service is offered to current subscribers for a separate monthly subscription.

Movie Central has two dedicated high definition channel offering an unparalleled lineup of new releases, original series and re-mastered library features all in true high definition format.

In addition to the growth of digital products, opportunities are developing on two mainstream platforms, broadband and mobile, that are creating new revenue opportunities for Corus Premium Television. Although the products are still quite nascent, Corus believes the potential is substantial and is actively exploring and developing these opportunities with the BDUs now.

Other Media Services

The CBC-affiliated local television stations improved operating efficiencies by consolidating with Corus’ local market radio stations. Revenue growth is being achieved through an improved program schedule, expansion of news service and joint selling of radio and television. Each of the stations represents the only local television broadcaster in their respective communities.

Corus believes cable advertising services such as Corus Custom Networks are a cost-effective advertising vehicle for national accounts and local merchants, particularly in areas where there are no local television stations. Corus’ operating strategy involves optimizing existing products and services through product quality enhancements. Corus Custom Networks is also investigating new types of advertising-related businesses that are complementary to its core competencies.  Corus Custom Networks has streamlined operations by creating regional hubs to service advertisers.

Competitive Conditions

The television broadcast environment is highly competitive.  The principal methods of competition in broadcast television are the development and acquisition of popular programming and the development of audience interest through programming and promotion, in order to sell advertising at profitable rates.  Broadcast networks like YTV, W, CMT, the local stations and digital channels compete for audience, advertising revenues, and programming with other broadcast networks such as CBC, CTV, Global, specialty networks owned by Alliance Atlantis Communications Inc. (“AAC”) and other digital channels, independent television stations, basic cable program services as well as other media, including DTH television services, videocassettes, DVDs, print and the Internet.

Television stations compete for programming, audiences and advertising revenues with other stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media.

Because conversion to digital television broadcasting has begun, current and future technological and regulatory developments may affect competition within the television marketplace.

Corus Television’s specialty and premium television networks compete for subscriber fees with other specialty and premium television network operators, including CTVglobeMedia, AAC, Allarco Limited and Astral. According to the CRTC, in 2006, the Canadian specialty television and premium television network industries generated $2.5 billion of combined advertising and subscriber revenues. Corus’ specialty services also compete directly for advertising revenues with the operators of cable networks listed above and with broadcast networks, including Global, CBC and CTV, and with other advertising media. Corus’ conventional television stations compete principally for viewers and advertisers with other television stations that broadcast in central and eastern Ontario.

In June 2006, the CRTC licensed a national pay television service which will compete directly with Corus’ premium television networks.  The service is expected to launch in the fall of 2007.

CONTENT

Description of the Industry

In recent years the launch of numerous segmented networks in the North American television broadcasting industry has provided viewers with greater channel selection.  There are now numerous television networks around the world that program dedicated children’s blocks and other programming exclusively for children.  Corus’ content is seen in more than 190 countries on over-the-air, analog and digital platforms.

Over the past few years, the children’s television market has fundamentally changed.  Demand for production has slowed due to consolidation and vertical integration of U.S. production studios and television networks.

Despite the current environment, the long-term outlook for the worldwide animation business and the children’s entertainment sector is favorable.  Future growth in the sector is being fueled by:

•	the growth of the 3D animation market;

•	the shift of audiences from traditional broadcast networks to cable networks;

•	the growth of digital television services, providing a new platform for additional cable and satellite services and thereby new programming opportunities;

•	the continued international expansion by all types of programming services, including major U.S. broadcasters and domestic children’s services;

•	the growth in demand for content featuring recognizable characters on the Internet; and

•	the emerging platforms for content distribution (i.e. VOD, SVOD, broadband, cell phones and video games).

According to industry sources, total spending on filmed entertainment, which includes feature films, video, television shows, animation and other programming worldwide is expected to grow from an estimated US$81.2 billion in 2006 to US$103.3 billion in 2011. In part due to the proliferation of cable and satellite services, channels targeting children have increased substantially in recent years.

Merchandising has grown from the popularity of toys that are associated with movies, books and television characters. According to industry sources, in 2006 licensed retail sales in the United States and Canada were approximately US$71 billion. All of Corus’ character brands fall into the entertainment/character property type category, which, according to industry sources, accounted for US$12.7 billion of retail sales in the United States and Canada in 2005. The entertainment/character property type category is the third largest category of licensed retail products, accounting for 18% of total sales in the United States and Canada in 2005.

The home entertainment market is a US$55.8 billion industry worldwide, and includes DVD & VHS sales and in-store rental and online rental subscription revenues.  At more than double the size of the global box office business, the home entertainment market enjoyed double digit and high single digit growth through 2004.  Growth in the market has slowed somewhat in the past two years, but is anticipated to pickup again due to two factors. First is the increased penetration of HD TV systems, which in turn will spur DVD sell-through as customers upgrade their DVD collections to HD.  The second catalyst is the launch of new digital download-to-own and subscription streaming services, which make available a much broader selection of content to potential customers.

Business Overview

The Content group consists of Nelvana Enterprises, the distribution operations of Corus’ wholly-owned subsidiary, Nelvana, and Kids Can Press, a Canadian publisher of children’s books that is a wholly-owned subsidiary of Nelvana.  Nelvana Enterprises distributes quality animated branded media content and related products for children worldwide. Its brand portfolio includes internationally recognized animated characters such as Babar, Franklin, The Backyardigans, Grossology, and The Berenstain Bears. Nelvana Enterprises’ operations consist of the distribution of film and television programs, and the sale and licensing of related products.

Production and Distribution

Nelvana Enterprises distributes programming that has been developed and produced by the Nelvana Studio, a division of the Corus Kids Television group.   In the Canadian marketplace, Nelvana Enterprises exploits 2nd window and French language window sales for Nelvana Studio produced programming.  In the international marketplace, Nelvana Enterprises is responsible for exploiting all new and existing Nelvana Studio titles.  Nelvana Enterprises distributes programming to broadcasters in over 190 countries, including some of the world’s leading networks, such as Nickelodeon, the Disney Channel, HBO, ITV in the United Kingdom and France 3. Nelvana Enterprises, together with the Nelvana Studio, has 79 television programs licensed in Canada, and 41 in the United States.  Programming is distributed through three sales and distribution offices located in Toronto, Canada, Shannon, Ireland and Paris, France.

In 2002, in response to a leaner marketplace, Corus committed to reducing cash flow requirements with the goal of achieving operating cash flow neutrality within one year while continuing to grow its library.  This was successfully achieved.  In the last three years, Corus’ production slate has ranged between 90 to 120 new episodes, well below the 252 episodes peak reached in fiscal 2002.  This amount of production maintained Corus’ leadership position in the industry while reducing cash flow requirements to produce the year’s slate.  Following are some highlights of titles that became available for Nelvana Enterprises to distribute in Fiscal 2007:

•	17 episodes of The Backyardigans, a series which airs on Nickelodeon in the United States and on Treehouse TV in Canada, bringing the total to 44 episodes

•	21 episodes of DiGata Defenders, which airs on TELETOON in Canada, bringing the total to 32 episodes

•	21 episodes of Grossology, which airs on Discovery Kids in the U.S. and on TELETOON in Canada, bringing the total to 26 episodes

At August 31, 2007, Nelvana Enterprises’ program library totaled over 3,000 half-hour equivalent episodes, comprising 83 animated television series, 18 specials, 19 animated feature length films and 9 live action series. Children’s animated programs generally have longer life spans than those of live action programs because they can typically be resold continually to new generations of audiences around the world. International television markets outside of the United States and Canada are Nelvana Enterprises’ largest source of revenue, accounting for 37.4% of production and distribution revenues in fiscal 2007, compared to 33.3% from the Canadian market and 28.3% from the United States.

Merchandising

Nelvana Enterprises’ merchandising business contains some of Nelvana’s most popular characters, including Franklin, Babar, and Backyardigans, which have achieved recognition and popularity worldwide and have become valuable long-term merchandising brands. Nelvana Enterprises’ merchandising efforts focus on marketing its most popular brands and co-coordinating with retailers to promote its character merchandise in North America and around the world. Nelvana Enterprises acquires brands from the Nelvana Studio produced media content and becomes either the licensor or agent, on behalf of the owner of the property, for most product categories, including toys, plush, apparel, gifts, book publishing and interactive products. Highlights in fiscal 2007 include continued growth in Babar merchandising revenue in France, as well as the ongoing rollout of the Backyardigans merchandising program in key international markets.

Publishing

Content’s publishing business is conducted through its subsidiary Kids Can Press, acquired in 1998. Kids Can Press is the largest Canadian-owned English language publisher of children’s books with a broad and growing backlist of titles. Highlights of the Kids Can Press catalogue include:

•
Franklin - more than 61 million books sold worldwide.   In the fall of 2006, we celebrated the 20th anniversary of the very first Franklin book, Franklin in the Dark, with a commemorative-boxed set, a special edition of the book going to 500,000 school children in Canada thanks to the Canadian Children’s Book Centre and a series of public events with Paulette Bourgeois and Brenda Clark;

•
Scaredy Squirrel - a new character has arrived.  This book, which tells of a squirrel too afraid to leave his nut tree in which he lives the same existence day in and day out, has gathered steam since publication in February 2006.  The charming worrywart who finally breaks out of his fears to see that he too can soar has made a second appearance in Spring 2007 with Scaredy Squirrel Makes a Friend.

Operating Strategy

The operating strategy for Content is based on the diversification of revenue streams.  In a marketplace where dependence on worldwide broadcast license fees is no longer viable, Content is seeking to maximize revenue from all streams including:

•      Broadcasting (traditional and new platforms);

•      Merchandise licensing;

•      Publishing;

•      Home entertainment;

•      Interactive; and

•      Music

To capitalize on the dominance that Corus enjoys in the kids broadcast market in Canada, Corus is putting a “Made in Canada” strategy into effect.  The Nelvana Studio was integrated into Corus Kids Television in the fall of 2006 as part of the strategy.  This integration is designed to ensure alignment of new Nelvana Studio produced content with the Corus Kids Television programming priorities. Corus Kids Television covers a significant portion of the hard costs of new productions by maximizing all available sources of production financing in the Canadian marketplace.  Corus optimizes brand success by aligning all of Corus’ resources, both broadcasting and merchandising, to establish great ratings which will drive strong consumer product performance.  The success in Canada can then be used to roll the brand out worldwide as Nelvana Enterprises exploits these new productions in the international marketplace.

Nelvana Enterprises will focus on the strong near-term revenue growth potential of the home entertainment market.  With the worldwide DVD business expected to double by 2008, Nelvana Enterprises is in a perfect position to exploit this market with a strong catalogue of existing titles and titles in production.  As well, home entertainment products will drive significant merchandise sales in North America’s major retailers.

Many existing outlets are expanding and new markets are emerging for branded children’s content.  As the marketplace changes with new distribution platforms, Nelvana Enterprises is investigating how this new technology can benefit the Corus stable of shows.  Many of these distribution platforms - VOD, SVOD, cell phones and broadband - are in the early stages and are not expected to generate significant revenue for at least five years.  Nelvana Enterprises has concluded transactions or is in dialogue with all of the major strategic players in the On-Demand space including Comcast, Microsoft, Hewlett Packard and Sony in order to determine the best fit for Corus’ properties.

Nelvana Enterprises is also using its programming library to help launch new linear broadcast channels internationally.  One such channel initiative, Kidsco, was launched in fiscal 2007 to help increase the profile of Nelvana Enterprises’ brands. Nelvana Enterprises has partnered with Sparrowhawk Media and DIC Entertainment to launch Kidsco, new kids channel that is being rolled out across 40 different territories within the next 18 months. The channel will help bring Nelvana Enterprises’ brands to a whole new generation of children around the world.

This ever growing number of outlets for the distribution of children’s content creates a need for Nelvana Enterprises to be focused on rights management.  By identifying and properly tracking the full spectrum of rights attached to Nelvana Enterprises’ properties, we are better able to optimize current deal structures. Nelvana Enterprises ensures that it licenses only those specific rights required by its current customers, and retains unrelated, neighboring rights for future exploitation.   This in turn will enable us to monetize emerging distribution platforms that have yet to appear in today’s marketplace.

Competition

The business of producing and distributing children’s television programs is highly competitive.  We compete with a variety of international companies, including HIT Entertainment, DIC, 4KIDS, and several U.S. studios such as the Walt Disney Company, Warner Bros., and Nickelodeon (a division of Viacom International Inc.).  These U.S. studios are substantially larger, and have greater financial resources.  Many have their own television networks on which their in-house productions are aired.  In Canada, Corus also competes with several domestic producers and distributors such as Cookie Jar Corp. and Studio B Productions.